Exhibit (a)(1)(I)

FORM OF COMMUNICATION

GRANT NOTICE

RETRACTABLE TECHNOLOGIES, INC.

OFFER TO EXCHANGE STOCK OPTIONS

GRANT NOTICE

Date:

To:

From:	Retractable Technologies, Inc.
Re:	Grant of New Options/Cancellation of Eligible Options

Thank you for your submission of your Election Form. We confirm with this letter that we have accepted your Election Form and have cancelled your Eligible Options that you tendered for exchange.

You have been granted New Options entitling you to purchase a number of shares of our Common Stock as listed below at an exercise price of $_____ per share:

New Option Grant Date	Option Type	Number of Shares Underlying New Options

Shortly, we will be sending you stock option agreement(s) for your New Options. In the meantime, if you have any questions, please send us an email at rtifinancial@vanishpoint.com.